SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 5, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on June 5, 2025.

Autonomous City of Buenos Aires, June 5th 2025

CNV/BYMA/A3Mercados

Dear Sirs,

Please be advised that on the date hereof the Superintendencia de Entidades Financieras y Cambiarias of the Central Bank of the Republic of Argentina informed us that it has decided to authorize Banco Macro S.A. to distribute profits for an aggregate amount of AR $300,000,000,000, in cash or in kind, as requested by the Bank, which distribution shall be made under the terms provided for in the rules and regulations on "Distribution of Profits" currently in force.

Pursuant to Communication “A” 8214, such amount shall be paid in constant currency of the payment date/s, after re-expression of the relevant payable amount by applying the most recently published rate before the date on which each instalments is made available according to the payment schedule duly fixed by the Board.

In accordance with the provisions of Communication “A” 8235, “non-resident” shareholders may choose to collect dividends – totally or partially – in a single installment as long as those funds are apply to the subscription of “Bonds for the Reconstruction of a Free Argentina” (BOPREAL), which will be subject to the restrictions on transfer and/or sale established by the applicable regulations.

Those non-resident shareholders who intend to receive BOPREAL will have time to request it until June 9th at 4 pm. To do this, they must sent an e-mail to productosfinancieros@macro.com.ar and comply with the requirements established by the Central Bank and Banco Macro.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 5, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer